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                            September 1, 2021

       Motti Farbstein
       Chief Operating and Financial Officer
       Can-Fite BioPharma Ltd.
       10 Bareket Street
       Kiryat Matalon
       P.O. Box 7537
       Petach-Tikva
       4951778, Israel

                                                        Re: Can-Fite BioPharma
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed August 26,
2021
                                                            File No. 333-259085

       Dear Mr. Farbstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Gary Emmanuel